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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:

Name of Issuer:  Dataram Corporation

Title of Class of Securities:  Common Stock

CUSIP Number:  238108203

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

              James R. Levitas, Levitas & Company,
      230 Park Avenue, Suite 1549, New York, New York 10169
                         (212) 681-8480

     (Date of Event which Requires Filing of this Statement)

                        February 10, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         James R. Levitas  SS#:  ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF, PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         176,900

8.  Shared Voting Power:



9.  Sole Dispositive Power:

         176,900

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person



12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         5.6%

14. Type of Reporting Person

         IN














































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Item 1.  Security and Issuer

         This statement relates to shares Common Stock (the

"Shares") of Dataram Corporation (the "Company").  The Company's

principal executive office is located at 186 Princeton Road, West

Windsor, New Jersey 08543.

Item 2.  Identity and Background

         This statement is being filed on behalf of James R.

Levitas, Levitas & Company, 230 Park Avenue, Suite 1549, New

York, New York 10169.

         Mr. Levitas is the sole general partner of LEVCO

Partners, L.P.,  (the "Partnership"), a  Delaware limited

partnership.  The Partnership is a private investment

partnership.  The principal business of Mr. Levitas is to act as investment manager.

         Mr. Levitas has not during the last five years been

convicted in any criminal proceeding.

         Mr. Levitas has not during the last five years been a

party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Levitas is a citizen of the United States of

America.






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Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Levitas is deemed to

beneficially own 176,900 Shares.  173,900 Shares are held by the

Partnership and managed accounts over which Mr. Levitas has

investment discretion and 3,000 Shares are held by Mr. Levitas personally.  Shares were purchased in open market transactions at an aggregate cost of $1,644,856.  The funds for the purchase of the Shares held in the Partnership and the managed accounts have come from the working capital of each and the funds for the

purchase of the Shares held by Mr. Levitas came from his personal funds.  No funds were borrowed in connection with the purchase of

Shares.

Item 4.  Purpose of Transaction

         The Shares beneficially owned by Mr. Levitas and

were acquired for, and are being held for, investment

purposes.

         Mr. Levitas does not have any plan or proposal

which relates to, or would result in, any of the actions

enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Mr. Levitas is estimated to

be the beneficial owner of 176,900 Shares of the Company.

Based on information provided by the Chief Financial Officer of the Company, as of January 31, 1997 there were a total of

3,185,105 issued and outstanding Shares.  Therefore, Mr.




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Levitas beneficially owns 5.6% of the outstanding Shares.

Mr. Levitas has the power to vote, direct the vote, dispose

of or direct the disposition of all the Shares of the

Company that are currently beneficially owned by him.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         Mr. Levitas does not have any contract,

arrangement, understanding or relationship with any person

with respect to the Shares.

Item 7.  Material to be Filed as Exhibits

         A description of the transactions in the Shares

that were effected by Mr. Levitas and RHC over the past 60

days is filed herewith as Exhibit A.



Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.


February 20, 1997
_________________
   Date


                           /s/ James R. Levitas
                           __________________________________
                           James R. Levitas






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00501001.AF2



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                                                           Exhibit A
                                                           _________

         Purchase      Number          Price
          Date         of Shares       per Share      Value
         ________      _________       _________      _____

         12/30/96       3,900           $8.3300     $32,487.00
         12/31/96       4,600            8.5854      39,492.84
         01/02/97       2,700            8.6263      23,291.01
         01/03/97      10,000            9.5719      95,719.00
         01/07/97      18,300            9.4994     173,839.02
         01/17/97       7,700            9.5800      73,766.00
         02/07/97      27,300           11.0530     301,746.90
         02/10/97       3,700           10.0935      37,345.95
         02/11/97      11,000           10.4095     114,504.50
         02/12/97       9,000           10.6689      96,020.10
         02/13/97       3,000           10.5000      31,500.00



































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